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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

SBS Broadcasting S.A.

(Translation of registrant's name into English)

8-10 rue Mathias Hardt,
L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No.1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING SA
REPORTS THIRD QUARTER RESULTS

THIRD QUARTER
Net Revenues up by 9%
Station Operating Cash Flow improved by 14%
Same Station Operating Cash Flow improved by 157%

NINE MONTHS
Net Revenues up by 3%
Station Operating Cash Flow improved by 45%
Same Station Operating Cash Flow improved by 86%

        LUXEMBOURG, November 12, 2002—SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) today reported financial results for the three and nine months ended September 30, 2002.

        Results, which are attached, are in thousands of euro (except share data) converted from local currencies. The following interim report should be read in conjunction with the accompanying unaudited interim financial statements. Financial highlights are as follows:

	Three months ended September 30,			Nine months ended September 30,
	2001	2002	% change	2001	2002	% change
Net revenue	€ 90,587	€ 98,910	9%	€ 330,985	€ 341,813	3%
Station operating cash flow(1)	2,317	2,035	14%	12,900	18,714	45%
Operating income (loss)(2)	(6,248)	(18,169)	66%	(31,807)	(7,889)	75%
Net income (loss)(2)	(45,901)	(18,202)	60%	(92,225)	(20,351)	78%
Net income (loss) per share	€ (1.63)	€ (0.64)		€ (3.32)	€ (0.71)
Average shares outstanding (000)	28,189	28,568		27,746	28,465

Same Stations(3)
Net revenue	€ 90,578	€ 94,122	4%	€ 327,526	€ 327,094	—
Station operating cash flow(1)	2,289	5,892	157%	15,602	29,047	86%
Operating income (loss)(2)	(17,897)	(2,384)	87%	(28,261)	3,087	111%

(1)
Station operating cash flow is defined as operating loss plus corporate expenses, non-cash compensation, depreciation and amortization expenses, and restructuring expenses.

(2)
Operating loss and net loss for the three months ended September 30, 2001 included goodwill amortization of €1,310,000 and €4,070,000, respectively, and operating loss and net loss for the nine months ended September 30, 2001 included goodwill amortization of €4,420,000 and € 12,142,000, respectively.

(3)
Same Stations information is adjusted for revenue and results at V8, which was not consolidated in the three and nine months ended September 30, 2001, prima TV, which was not consolidated in the three and nine months ended September 30, 2002, and Lampsi, which was not broadcasting in the period from March 27, 2001 to March 19, 2002.

        Commenting on the results, Markus Tellenbach, Chief Executive Officer of SBS, said: "Our third quarter results demonstrate the effectiveness of our cost control and margin improvement initiatives. These efforts have significantly expanded our operating leverage, resulting in an 86% increase in same station operating cash flow on flat revenues for the first nine months of the year. During the same period, on a same station basis, we reported positive operating income, through a 111% reversal of the operating loss reported during the period in 2001."

        "Even as we made substantial progress in reducing costs and improving profitability, the majority of our stations delivered increased audience shares, and our revenues have outperformed the television advertising markets in most of the countries in which we operate. As advertising spending begins to recover, we are in a strong position to drive revenue, station operating cash flow and overall profitability."

        "Our management team has significantly improved the financial performance of the Company over the past 12 months and remains focused on executing our business plan. We expect to make further gains in station operating cash flow and will record a significant improvement in liquidity during the fourth quarter."

        Effective January 1, 2002, we prepare our financial statements in euro and, consistent with prior years, in accordance with US generally accepted accounting principles ("US GAAP"). Comparative prior year financial statements have been revised to reflect the euro as the reporting currency.

        Our consolidated broadcasting operations generate revenues primarily in Norwegian kroner, Swedish kronor, Danish kroner, Hungarian forint and euro, and incur substantial operating expenses in these currencies. We also incur significant operating expenses for programming in US dollar and other currencies. Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the average exchange rates for the period. Any resulting balance sheet translation adjustments are reflected as a component of shareholders' equity. Currency translation adjustments relating to our transactions and those of our subsidiaries in currencies other than the functional currency of the entity involved are reflected in the results of operations.

        In the discussions of the results for the three and nine months ended September 30, 2002 compared to the three and nine months ended September 30, 2001, we divide our operations into three categories:

  •
  "Television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as "our Danish Television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and, from October 1, 2001, V8 (in The Netherlands), jointly referred to as "our Dutch Television operations"; TV2 (in Hungary), prima TV (in Romania) through to June 30, 2001 and other related operations that are not material.

  •
  "Radio operations", which include: The Voice, Pop FM and KISS FM in Copenhagen, The Voice and Pop FM in Odense, and from October 1, 2001, The Voice and Pop FM in Aarhus (in Denmark), jointly referred to as "our Danish Radio operations"; Radio City in Stockholm, Radio City in Malmoe, Radio City in Gothenburg, Radio 106.7 Rockklassiker and Radio Easy FM in Stockholm (in Sweden), jointly referred to as "our Swedish Radio operations"; Radio Sata, Radio Mega, Radio KISS FM, Radio City, Radio 957, Radio POP and Iskelmäradio (in Finland), jointly referred to as "our Finnish Radio operations"; and Lampsi (in Greece).

  •
  "SBS New Media", which includes results from vt4.net (in Belgium), transactional revenues related to e-ventures in which we have an equity stake and a portion of advertising revenues arising from campaigns placed at our television and radio stations by those e-ventures.

        Results from TV3 in Switzerland (through to November 30, 2001), TVN and TVN7 in Poland, prima TV, in Romania (from July 1, 2001), V8 in The Netherlands (from April 1 to September 30, 2001), ATV in Austria (from November 1, 2001), and Radio Noordzee in The Netherlands are not included in the operations referred to above, but are included in equity in loss from unconsolidated subsidiaries. Except for V8, these are subsidiaries, in which we hold an interest of less than half of the voting rights or are otherwise unable to exercise control over the operations. At the time of the acquisition of V8, and for most of 2001, the Company was pursuing a sale of a majority interest in V8 and accordingly control over the station was considered to be temporary.

        When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

Operating Expenses as a Percentage of Revenue

	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
Net revenue	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Station operating expenses	75.7%	74.6%	75.6%	75.0%
Selling, general and administrative expenses	22.1%	23.0%	20.6%	19.5%
Corporate expenses	4.4%	4.3%	3.6%	3.0%
Non-cash compensation	1.6%	0.2%	0.7%	0.2%
Depreciation and Amortization	7.8%	4.1%	6.9%	4.6%

Three months ended September 30, 2002 compared to three months ended September 30, 2001

Net Revenue

        Net revenue increased €8,323,000, or 9%, from €90,587,000 for the three months ended September 30, 2001 to €98,910,000 for the three months ended September 30, 2002. The increase was primarily attributable to increased net revenues of €9,764,000, or 12%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased net revenues of €7,828,000, or 27%, from our Dutch Television operations primarily as a result of revenues of €4,372,000 from V8, which was not consolidated in the three months ended September 30, 2001. Excluding V8, our Dutch Television operations had increased revenues of €3,456,000, or 12%, mainly due to a television advertising market, which has increased by an estimated 5%. Kanal 5 had increased net revenues of €4,256,000, or 43%, mainly due to an increase in viewing shares, and TVNorge had increased net revenues of €599,000, or 7%, compared to the same period last year. Such increases were offset by a decrease of €1,454,000, or 14%, at our Danish Television operations mainly due to a decrease in viewing shares. TV2 in Hungary had decreased revenues of €925,000, or 7%, mainly due to a significant decrease in share of viewing in July and August. VT4 had decreased revenues of €499,000, or 7%, mainly due to decreased barter revenues, which almost corresponded to the decrease in marketing expenses at VT4.

        Our Radio operations net revenues increased €109,000, or 1%, due to revenues of €416,000 at Lampsi, which was not broadcasting in the three months ended September 30, 2001. This increase was offset by a decrease in revenues at our Danish and Finnish Radio operations.

        SBS New Media net revenues decreased €1,550,000, or 64%, due to an expected decrease in advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have an equity stake.

Station Operating Expenses

        Station operating expenses increased €5,247,000, or 8%, from €68,564,000 for the three months ended September 30, 2001 to €73,811,000 for the three months ended September 30, 2002, mainly due to station operating expenses of €5,751,000 at V8, which was not consolidated in the three months ended September 30, 2001. On a same stations basis station operating expenses decreased €606,000, or 1%, from €68,473,000 for the three months ended September 30, 2001 to €67,867,000 for the three months ended September 30, 2002. Station operating expenses expressed as a percentage of net revenues were 75.7% and 74.6% for the three months ended September 30, 2001 and 2002, respectively.

        Excluding V8, our Television operations had decreased station operating expenses of €697,000, or 1%, for the three months ended September 30, 2002 compared to the three months ended September 30, 2001, mainly due to decreased programming expenses at our Danish Television operations and Kanal 5 of €1,708,000, or 29%, and €755,000, or 13%, respectively. Such decreases were offset by increased station operating expenses of €874,000, or 9%, at TV2 in Hungary, mainly due to the launch of Big Brother on September 1, 2002.

        Our Radio operations had increased station operating expenses of €148,000, or 4%, primarily due to expenses at The Voice Aarhus, which was not owned by us in the three months ended September 30, 2001.

        SBS New Media had substantially unchanged station operating expenses.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €2,794,000, or 14%, from €19,988,000 for the three months ended September 30, 2001 to €22,782,000 for the three months ended September 30, 2002, primarily due to increased expenses of €2,992,000, or 19%, from our Television operations. Selling, general and administrative expenses expressed as a percentage of net revenues were 22.1% and 23.0% for the three months ended September 30, 2001 and 2002, respectively.

        The increase in selling, general and administrative expenses at our Television operations was mainly due to increased selling, general and administrative expenses of €2,889,000 at our Dutch Television operations. This increase resulted primarily from the move of offices of our Dutch Television operations and selling, general and administrative expenses of €1,968,000 at V8, which was not consolidated in the three months ended September 30, 2001.

        Our Radio operations decreased their selling, general and administrative expenses by €32,000, or 1%, primarily due to general savings at our Swedish and Finnish Radio operations. Such savings were partly offset by expenses at Lampsi, which was not broadcasting in the three months ended September 30, 2001, and The Voice Aarhus, which was not owned by us in the three months ended September 30, 2001.

        SBS New Media had decreased selling, general and administrative expenses of €166,000, due to general savings at vt4.net.

Corporate Expenses

        Corporate expenses increased €300,000, or 8%, from €3,980,000 for the three months ended September 30, 2001 to €4,280,000 for the three months ended September 30, 2002, mainly due to severance payments made to our former Chief Executive Officer and certain other staff, and due to expenses incurred in relation to the move of offices to Amsterdam. Corporate expenses expressed as a percentage of net revenues were 4.4% and 4.3% for the three months ended September 30, 2001 and 2002, respectively.

Non-cash Compensation

        Non-cash compensation decreased €1,230,000, or 86%, from €1,437,000 for the three months ended September 30, 2001 to €207,000 for the three months ended September 30, 2002, mainly due to the absence in 2002 of the compensation expense for our former Chief Operating Officer.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses decreased €3,022,000, or 43%, from €7,100,000 for the three months ended September 30, 2001 to €4,078,000 for the three months ended September 30, 2002. This decrease was mainly attributable to the absence in 2002 of goodwill amortization of €1,310,000, as the company has applied Statements of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("FAS 142"), effective January 1, 2002. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, but requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The decrease was also partially due to a €1 million one-off reduction in amortization on our access to distribution in Norway, and to lower depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues were 7.8% and 4.1% for the three months ended September 30, 2001 and 2002, respectively.

Operating Income

        Operating loss decreased €11,921,000, or 66%, from €18,169,000 for the three months ended September 30, 2001 to €6,248,000 for the three months ended September 30, 2002, primarily due to a decreased operating loss of €4,346,000 at our Television operations and the absence in 2002 of restructuring expenses of €7,687,000, which we incurred in 2001 in connection with a restructuring of our businesses and corporate offices in order to position the Company for upcoming challenges in the European television and radio markets.

        The decrease in our operating loss was achieved despite an operating loss in the three months ended September 30, 2002 of €3,619,000 at V8, which was not consolidated in the three months ended September 30, 2001, and an increased operating loss of €2,766,000 at TV2 in Hungary. Such losses were partly offset by a decrease in losses at our Danish Television operations and TVNorge of €1,573,000 and €2,871,000, respectively, and by increased operating income at our Dutch Television operations (excluding V8) and Kanal 5 of €1,393,000 and €4,524,000, respectively.

Equity in Loss from Unconsolidated Subsidiaries

        Equity in loss from unconsolidated subsidiaries decreased €11,571,000, or 81%, from a loss of €14,277,000 for the three months ended September 30, 2001 to a loss of €2,706,000 for the three months ended September 30, 2002. The decrease was mainly attributable to the absence in 2002 of net losses of €4,948,000 from V8 in the three months ended September 30, 2001, when we did not consolidate the results of V8, net losses of €2,783,000 in the three months ended September 30, 2001 associated with our interest in TV3 in Switzerland, which was sold in November 2001, and the absence of goodwill amortization of €2,760,000 related to our equity investments in TVN and TVN7 in Poland, Radio Noordzee and V8 for the three months ended September 30, 2001.

Net Interest Expense

        Net interest expense increased €704,000, or 11%, from €6,409,000 for the three months ended September 30, 2001 to €7,113,000 for the three months ended September 30, 2002. The increase was primarily attributable to reduced interest income related to lower average cash balances.

Foreign Exchange Loss

        Foreign exchange loss decreased €964,000, or 47%, from €2,067,000 for the three months ended September 30, 2001 to €1,103,000 for the three months ended September 30, 2002.

Investment Gain (Loss)

        Investment gain (loss) improved €6,002,000, or 110%, from a loss of €5,444,000 for the three months ended September 30, 2001 to a gain of €558,000 for the three months ended September 31, 2002, mainly due to the absence in 2002 of write-offs on our New Media investments. The gain in 2002 was realized on sales of certain New Media investments.

Other Expenses, Net

        Other expenses, net, decreased €280,000, or 16%, from €1,771,000 for the three months ended September 30, 2001 to €1,491,000 for the three months ended September 30, 2002, mainly due to the absence in 2002 of a write-off of €1,151,000 of our investment in HOT Italy. This improvement was partly offset by €913,000 of expensed project costs in the three months ended September 30, 2002, mainly related to our unsuccessful application for radio broadcasting licenses in Ireland and the UK.

Net Loss

        As a result of the foregoing, our net loss decreased €27,699,000 from a loss of €45,901,000 for the three months ended September 30, 2001 to a loss of €18,202,000 for the three months ended September 30, 2002.

Nine months ended September 30, 2002 compared to nine months ended September 30, 2001

Net Revenue

        Net revenue increased €10,828,000, or 3%, from €330,985,000 for the nine months ended September 30, 2001 to €341,813,000 for the nine months ended September 30, 2002. The increase was primarily due to increased net revenues of €13,955,000, or 5%, at our Television operations.

        The increase in net revenues at our Television operations was mainly due to increased net revenues of €19,222,000, or 18%, from our Dutch Television operations, mainly due to revenues of €13,993,000 from V8, which was not consolidated in the nine months ended September 30, 2001. Excluding revenues from V8, our Dutch Television operations had increased revenues of €5,229,000, or 5%, mainly due to an increased television advertising market. Kanal 5 had increased net revenues of €6,139,000, or 16%, mainly due to improved viewing shares, and TVNorge had increased net revenues of €1,032,000, or 3%, compared to the same period last year. Such increases were offset by a decrease of €2,908,000 related to prima TV, which was not consolidated from July 1, 2001. Our Danish Television operations had decreased revenues of €5,376,000, or 16%, mainly due to a decrease in the Danish television advertising market. VT4 had decreased revenues of €3,319,000, or 10%, mainly due to decreased barter revenues, which almost corresponded to the decrease in marketing expenses at VT4. TV2 in Hungary had decreased revenues of €1,739,000, or 4%, mainly due to decreased viewing shares.

        Our Radio operations net revenues decreased €159,000, or 1%, mainly due to decreased revenues in our Finnish Radio operations, which resulted from a decrease in the local radio advertising market.

        SBS New Media net revenues decreased €2,968,000, or 47%, due to an expected decrease in advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have an equity stake.

Station Operating Expenses

        Station operating expenses increased €6,333,000, or 3%, from €250,066,000 for the nine months ended September 30, 2001 to €256,399,000 for the nine months ended September 30, 2002, mainly due to station operating expenses of €19,369,000 at V8, which was not consolidated in the nine months ended September 30, 2001. This increase was offset by the absence in 2002 of station operating expenses of €4,259,000 at prima TV, which was not consolidated from July 1, 2001. On a same stations basis station operating expenses decreased €8,848,000, or 4%, from €245,455,000 for the nine months ended September 30, 2001 to €236,607,000 for the nine months ended September 30, 2002. Station operating expenses expressed as a percentage of net revenues were 75.6% and 75.0% for the nine months ended September 30, 2001 and 2002, respectively.

        Excluding V8 and prima TV, our Television operations had decreased station operating expenses of €8,891,000, or 4%, for the nine months ended September 30, 2002, compared to the nine months ended September 30, 2001, mainly due to decreased programming expenses at our Danish Television operations and Kanal 5 of €5,342,000, or 27%, and €3,032,000, or 14%, respectively.

        Our Radio operations had increased station operating expenses of €34,000, primarily due to increased expenses related to The Voice Aarhus, which was not owned by us in the nine months ended September 30, 2001. This increase was partly offset by general savings at our Swedish and Finnish Radio operations.

        SBS New Media had increased station operating expenses of €80,000.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses decreased €1,319,000, or 2%, from €68,019,000 for the nine months ended September 30, 2001 to €66,700,000 for the nine months ended September 30, 2002. Selling, general and administrative expenses expressed as a percentage of net revenues were 20.6% and 19.5% for the nine months ended September 30, 2001 and 2002, respectively.

        Selling, general and administrative expenses at our Television operations decreased €85,000, despite selling, general and administrative expenses of €4,543,000 at V8, which was not consolidated in the nine months ended September 30, 2001. This increase was offset by decreased marketing expenses of €3,567,000 at VT4, and by the absence in 2002 of selling, general and administrative expenses of €975,000 at prima TV, which was not consolidated from July 1, 2001.

        Our Radio operations had lower selling, general and administrative expenses of €620,000, or 5%, primarily due to general savings at our Swedish and Finnish Radio operations. Such savings were partly offset by expenses at The Voice Aarhus, which was not owned by us in the nine months ended September 30, 2001.

        SBS New Media had decreased selling, general and administrative expenses of €614,000, due to general savings at vt4.net.

Corporate Expenses

        Corporate expenses decreased €1,442,000, or 12%, from €11,840,000 for the nine months ended September 30, 2001 to €10,398,000 for the nine months ended September 30, 2002, mainly as a result of the corporate restructuring in 2001. Corporate expenses expressed as a percentage of net revenues were 3.6% and 3.0% for the nine months ended September 30, 2001 and 2002, respectively.

Non-cash Compensation

        Non-cash compensation decreased €1,572,000, or 72%, from €2,193,000 for the nine months ended September 30, 2001 to €621,000 for the nine months ended September 30, 2002, mainly due to the absence in 2002 of the compensation expense for our former Chief Operating Officer.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses decreased €7,403,000, or 32%, from €22,987,000 for the nine months ended September 30, 2001 to €15,584,000 for the nine months ended September 30, 2002. This decrease was mainly attributable to the absence in 2002 of goodwill amortization of €4,420,000, as the company has applied FAS 142 effective January 1, 2002. The decrease was also partially due to a €1 million one-off reduction in amortization on our access to distribution in Norway, and to lower depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues were 6.9% and 4.6% for the nine months ended September 30, 2001 and 2002, respectively.

Operating Loss

        Operating loss decreased €23,918,000, or 75%, from €31,807,000 for the nine months ended September 30, 2001 to €7,889,000 for the nine months ended September 30, 2002, primarily as a result of decreased operating losses of €14,205,000 at our Television operations.

        The decrease in our operating loss was achieved despite an operating loss in 2002 of €10,493,000 at V8, which was not consolidated in the nine months ended September 30, 2001. This loss was partly offset by the absence of losses in 2002 of €3,064,000 at prima TV, which was not consolidated from July 1, 2001. Excluding the operating results from V8 and prima TV, our same station operating income (loss) improved €31,348,000, from a loss of €28,261,000 for the nine months ended September 30, 2001 to an income of €3,087,000 for the nine months ended September 30, 2002, primarily due to a decrease in losses at our Danish Television operations and TVNorge of €6,867,000 and €6,237,000, respectively, and due to increased operating income at Kanal 5 and our Dutch Television operations (excluding V8) of €9,198,000 and €4,531,000, respectively. The decrease in our operating loss was also partly due to the absence in 2002 of restructuring expenses of €7,687,000.

Equity in Loss from Unconsolidated Subsidiaries

        Equity in loss from unconsolidated subsidiaries decreased €25,982,000, or 92%, from €28,342,000 for the nine months ended September 30, 2001 to €2,360,000 for the nine months ended September 30, 2002. The decrease was mainly attributable to the absence in 2002 of net losses of €8,081,000 from V8 in the nine months ended September 30, 2001, when we did not consolidate the results of V8, net losses of €9,621,000 in the nine months ended September 30, 2001 associated with our interest in TV3 in Switzerland, which was sold in November 2001, and the absence of goodwill amortization of €7,722,000 related to our equity investments in TVN and TVN7 in Poland, Radio Noordzee and V8, for the nine months ended September 30, 2001.

Net Interest Expense

        Net interest expense increased €5,652,000, or 39%, from €14,488,000 for the nine months ended September 30, 2001 to €20,140,000 for the nine months ended September 30, 2002. The increase was primarily attributable to reduced interest income related to cash balances and increased interest expense related to our €135 million 12% Senior Notes.

Foreign Exchange Gains

        Foreign exchange gains increased €8,477,000, or 319%, from €2,654,000 for the nine months ended September 30, 2001 to €11,131,000 for the nine months ended September 30, 2002, primarily as a result of a currency gain in 2002 on our $75 million Convertible Debentures and currency gains on our dollar-denominated programming liabilities.

Investment Gain (Loss)

        Investment gain (loss) improved €19,478,000 from a loss of €18,920,000 for the nine months ended September 30, 2001 to a gain of €558,000 for the nine months ended September 31, 2002. This improvement was primarily due to the absence in 2002 of write-offs on our New Media investments. The gain in 2002 has been realized on sales of certain New Media investments.

Other Expenses, Net

        Other expenses, net, decreased €1,405,000, or 47%, from €3,010,000 for the nine months ended September 30, 2001 to €1,605,000 for the nine months ended September 30, 2002, mainly due to the absence in 2002 of a write-off of €1,151,000 of our investment in HOT Italy.

Net Loss

        As a result of the foregoing, our net loss decreased €71,874,000 from a loss of €92,225,000 for the nine months ended September 30, 2001 to a loss of €20,351,000 for the nine months ended September 30, 2002.

Station Operating Cash Flow

        "Station operating cash flow" is defined as operating loss plus corporate expenses, non-cash compensation, depreciation and amortization expenses, and restructuring expenses. We believe that station operating cash flow is accepted by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Station operating cash flow is not meant to represent funds available for debt service, dividends, reinvestment or other discretionary uses. Station operating cash flow is not, and should not be used as, an indicator of or alternative to operating income (loss), net income (loss), or cash flow from operations as reflected in our consolidated financial statements and is not a measure of financial performance under US GAAP.

        Station operating cash flow for the nine months ended September 30, 2002 was €18,714,000 compared to €12,900,000 for the nine months ended September 30, 2001. The improvement was primarily attributable to improved station operating cash flow at Kanal 5 and our Dutch Television operations (excluding V8) of €8,753,000 and €4,772,000, respectively, and decreased losses at TVNorge and our Danish Television operations of €5,337,000 and €3,603,000, respectively. Such improvements were partly offset by a station operating cash flow loss of €9,919,000 at V8, which was not consolidated in 2001, and increased losses of €7,626,000 at TV2 in Hungary.

Disclosure required by the Indenture

	Three months ended September 30, 2002	Last twelve months ended September 30, 2002
Restricted Group adjusted EBITDA(1) (2)	€ 2,060	€ 46,170
Unrestricted Group adjusted EBITDA(1) (2)	(4,023)	(17,990)
Consolidated adjusted EBITDA(1)	€ (1,963)	€ 28,180

(1)
Adjusted EBITDA represents operating income (loss) before depreciation and amortization expenses, non-cash compensation, restructuring expenses and other non-recurring expenses. Adjusted EBITDA is not a measurement of operating performance calculated in accordance with US GAAP, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Adjusted EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is equivalent to station operating cash flow less corporate expenses, and, as noted above, we believe that station operating cash flow is a relevant measurement utilized by the broadcasting industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of broadcasting companies. Because all companies do not calculate Adjusted EBITDA identically, the presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(2)
Unrestricted Group Adjusted EBITDA only includes the adjusted EBITDA of our unrestricted subsidiaries (as defined in our Indenture for €135 million 12% Senior Notes, dated as of June 14, 2001, between SBS Broadcasting S.A. and The Bank of New York, as trustee) (the "Indenture"). Restricted Group Adjusted EBITDA only includes the adjusted EBITDA of our restricted subsidiaries (as defined in our Indenture) that are consolidated and thus excludes the unconsolidated subsidiary Radio Noordzee.

Forward-Looking Statements

        Some of the statements in this press release are forward-looking, including, without limitation: the statement that as advertising spending begins to recover, we are in a strong position to drive revenue, station operating cash flows and overall profitability; the statement that our management team remains focused on executing our business plan; and the statement that we expect to make further gains in station operating cash flow and will record a significant improvement in liquidity during the fourth quarter. These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television and radio broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

        It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations, web sites and/or services; the effects of technological changes in broadcasting and Internet technology; and, our success at managing the risks that arise from these factors.

        All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

Conference Call

        The Company will host a teleconference to discuss its results on Tuesday, November 12, 2002 at 10:00 a.m. (New York Time), and 16:00 (Amsterdam Time). To access the teleconference, please dial 973-582-2700 ten minutes prior to the start time. The teleconference will also be available via live webcast on the Company's Web site, located at www.sbsbroadcasting.com. If you cannot listen to the teleconference at its scheduled time, there will be a replay available through November 15, 2002, that can be accessed by dialing 877-519-4471 or 973-341-3080, passcode 3586044. The webcast will be archived on the Company's Web site for two weeks.

        SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania, and Sweden.

        For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:
Michael Smargiassi Brainerd Communicators, Inc. Tel: +1 212 986 6667 Fax: +1 212 986 8302 smarg@braincomm.com	Glen Dickson Brainerd Communicators, Inc. Tel: +1 212 986 6667 Fax: +1 212 986 8302 dickson@braincomm.com	Catriona Cockburn Citigate Dewe Rogerson Tel: +44 207 282 2924 Fax: +44 207 282 8040 catriona.cockburn@citigatedr.co.uk

SBS BROADCASTING SA
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands of euro, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
Net revenue	€90,587	€98,910	€330,985	€341,813
Operating expenses:
Station operating expenses	68,564	73,811	250,066	256,399
Selling, general and administrative expenses	19,988	22,782	68,019	66,700
Corporate expenses	3,980	4,280	11,840	10,398
Non-cash compensation	1,437	207	2,193	621
Depreciation	3,698	3,037	11,722	10,471
Amortization	3,402	1,041	11,265	5,113
Restructuring expenses	7,687	—	7,687	—

Total operating expenses	108,756	105,158	362,792	349,702

Operating loss	(18,169)	(6,248)	(31,807)	(7,889)
Equity in loss from unconsolidated subsidiaries	(14,277)	(2,706)	(28,342)	(2,360)
Interest income	919	460	2,793	1,120
Interest expense	(7,328)	(7,573)	(17,281)	(21,260)
Foreign exchange gain (loss)	(2,067)	(1,103)	2,654	11,131
Investment gain (loss)	(5,444)	558	(18,920)	558
Other expense, net	(1,771)	(1,491)	(3,010)	(1,605)

Loss before income taxes, minority interest and extraordinary item	(48,137)	(18,103)	(93,913)	(20,305)
Income taxes	3	(22)	(107)	(183)

Loss before minority interest and extraordinary item	(48,134)	(18,125)	(94,020)	(20,488)
Minority interest in (income) losses, net	2,233	(77)	5,044	137

Loss before extraordinary item	(45,901)	(18,202)	(88,976)	(20,351)
Extraordinary loss, net of tax benefit	—	—	(3,249)	—
Net loss	€(45,901)	€(18,202)	€(92,225)	€(20,351)

Per common share (basic and diluted):
Loss before extraordinary item	€(1.63)	€(0.64)	€(3.21)	€(0.71)
Extraordinary loss	—	—	(0.11)	—

Net loss	€(1.63)	€(0.64)	€(3.32)	€(0.71)

Average common shares (thousands)	28,189	28,568	27,746	28,465

SBS BROADCASTING SA
CONSOLIDATED BALANCE SHEETS

(in thousands of euro)

	December 31, 2001	September 30, 2002
		(unaudited)
ASSETS
Current assets:
Cash and short-term cash investments	€ 70,393	€ 33,450
Accounts receivable trade, net of allowance for doubtful accounts of €2,531 (€2,124 in 2001)	76,631	82,363
Accounts receivable, affiliates	1,212	1,213
Restricted cash and cash in escrow	3,341	1,193
Program rights inventory, current	100,641	124,706
Other current assets	30,544	26,209

Total current assets	282,762	269,134
Buildings, improvements, technical and other equipment, net of accumulated depreciation	35,986	37,194
Goodwill and intangible assets, net of accumulated amortization	97,971	112,896
Program rights inventory, non-current	71,705	78,201
Deferred financing cost, net of accumulated amortization	7,753	6,756
Investments in and advances to unconsolidated subsidiaries	189,227	189,380
Investments in equity securities	13,986	10,915
Notes receivable	1,982	857
Other assets	1,261	1,422

Total assets	€702,633	€706,755

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€27,216	€45,080
Accrued expenses	60,787	63,228
Program rights payable, current	66,935	64,392
Notes payable, current	1,925	1,208
Current portion of long-term debt	3,430	4,240
Deferred income, current	19,661	20,969

Total current liabilities	179,954	199,117
Program rights payable, non-current	21,937	39,612
Convertible subordinated notes due 2004	84,260	76,483
12% senior notes due 2008	135,000	135,000
Other long-term debt	19,827	17,692
Deferred income, non-current	2,004	512
Other non-current liabilities	8,065	7,045
Minority interest	17,953	19,538
Shareholders' equity:
Common shares (authorized 75,000, issued 28,586 (28,352 in 2001) at par value €2.00)	56,703	57,173
Additional paid-in capital	616,845	616,755
Accumulated deficit	(439,295)	(459,646)
Unearned compensation	(828)	(207)
Treasury shares at cost (18 common shares)	(502)	(502)
Other comprehensive income	710	(1,817)

Total shareholders' equity	233,633	211,756

Total liabilities and shareholders' equity	€702,633	€706,755

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2002
SBS BROADCASTIG S.A.
	By:	/s/ MARKUS TELLENBACH Markus Tellenbach Chief Executive Officer

QuickLinks

SBS BROADCASTING SA REPORTS THIRD QUARTER RESULTS
THIRD QUARTER Net Revenues up by 9% Station Operating Cash Flow improved by 14% Same Station Operating Cash Flow improved by 157%
NINE MONTHS Net Revenues up by 3% Station Operating Cash Flow improved by 45% Same Station Operating Cash Flow improved by 86%
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (in thousands of euro, except share and per share data)
SBS BROADCASTING SA CONSOLIDATED BALANCE SHEETS (in thousands of euro)
SIGNATURES